Exhibit 99.1

Press Release

HUTCHMED Highlights Clinical Data to be Presented at the ESMO Congress 2026

Hong Kong, Shanghai & Florham Park, NJ — Thursday, September 24, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that new and updated data from several studies of compounds discovered by HUTCHMED will be presented at the European Society for Medical Oncology (“ESMO”) Congress 2026, taking place on October 23-27, 2026, in Madrid, Spain.

Notably, results from two positive Phase III studies evaluating the savolitinib and osimertinib combination have been selected for oral presentations. Results from the global SAFFRON study will be featured in the Presidential Symposium session, while results from the SANOVO study in China will be presented in a Proffered Paper session, both highlighting important new clinical data. Having two Phase III studies featured as late-breaking abstracts underscores the potential of this all-oral, chemo-free combination to deliver meaningful advancements for patients with non-small cell lung cancer (“NSCLC”).

The SAFFRON Global Phase III Study has been selected for a Presidential Symposium oral presentation. The study evaluated the combination in patients with epidermal growth factor receptor (EGFR)-mutated NSCLC with MET overexpression or amplification following disease progression on osimertinib. The trial reported positive high-level results on August 17, 2026, demonstrating a statistically significant and clinically meaningful improvement in progression-free survival (“PFS”) and overall survival (“OS”) compared to doublet platinum-based chemotherapy.

The SANOVO China Phase III Study has been selected for a Proffered Paper oral presentation. The study evaluated the combination in previously untreated patients with locally advanced or metastatic NSCLC harboring activating EGFR mutations and MET overexpression. The trial reported positive high-level results on August 31, 2026, demonstrating a statistically significant and clinically meaningful improvement in PFS and a clinically meaningful benefit in OS versus osimertinib monotherapy.

Details of the presentations are as follows:

Abstract title	Presenter / Lead author	Presentation details
SPONSORED STUDIES
Osimertinib (osi) + savolitinib (savo) vs platinum–pemetrexed (plat–pem) in EGFRm MET-overexpressed (OE) and/or -amplified (AMP) advanced NSCLC post-osi: SAFFRON Phase (Ph) 3 primary results	Shun Lu (Shanghai, China)	LBA6 Presidential Symposium II Alicante Auditorium - Hall 6 Sunday, October 25, 2026 16:30 - 18:15 CEST
Savolitinib or Placebo Combined with Osimertinib in Treatment-Naïve Advanced NSCLC with EGFR Mutation and MET Overexpression: Results from the Phase 3 SANOVO Study	Yi-Long Wu (Guangzhou, China)	LBA69 Proffered paper 2: NSCLC, metastatic Alicante Auditorium - Hall 6 Monday, October 26, 2026 08:30 - 10:00 CEST
Updated results from a fruquintinib Expanded Access Program for patients with previously treated metastatic colorectal cancer	Stefan Kasper (Essen, Germany)	848P Poster Session: Colon cancer
Association between dose adjustment and treatment outcomes in patients with advanced renal cell carcinoma receiving fruquintinib plus sintilimab: A post-hoc analysis of the FRUSICA-2 trial	Yuanyuan Qu (Shanghai, China)	3655eP E-poster Session: Renal cancer

Abstract title	Presenter / Lead author	Presentation details
Efficacy of fruquintinib plus sintilimab in special populations with advanced renal cell carcinoma: A subgroup analysis of FRUSICA-2 study	Kaiwei Yang (Beijing, China)	3667eP E-poster Session: Renal cancer
Final phase 2 analysis of surufatinib plus camrelizumab, nab-paclitaxel and gemcitabine in first-line metastatic pancreatic cancer	Shukui Qin (Nanjing, China)	3156P Poster Session: Pancreatic cancer
INVESTIGATOR-INITIATED STUDIES
Fruquintinib plus capecitabine maintenance after first-line anti-EGFR antibody plus chemotherapy in RAS/BRAF wild-type metastatic colorectal cancer: A phase Ib/II study	Lin Yang/ Letian Zhang (Beijing, China)	877eP E-poster Session: Colon cancer
Real-world effectiveness and safety of fruquintinib in patients with metastatic colorectal cancer in Spain: The FrESP study	Ana Fernandez Montes (Ourense, Spain)	880eP E-poster Session: Colon cancer

CONCEPT (COmbinatioN of CEtuximab Plus fruquintinib Treatment ± immunotherapy): A multicenter, randomized, open-label phase II trial in first-line pMMR RAS/BRAF wild-type unresectable metastatic colorectal cancer

	Kefeng Ding (Hangzhou, China)	890eP E-poster Session: Colon cancer
A real-world study of low-dose fruquintinib combined with trifluridine/tipiracil hydrochloride (TAS-102) in the third-line and beyond treatment of metastatic colorectal cancer	Yuehong Cui/ Li Liang (Shanghai, China)	903eP E-poster Session: Colon cancer
Real-world outcomes with fruquintinib in heavily pretreated metastatic colorectal cancer: Impact of patient and disease characteristics	Maria Maddalena Laterza (Pozzuoli, Italy)	964eP E-poster Session: Colon cancer

A phase II, open-label, randomized study of doublet chemotherapy (FOLFOX or FOLFIRI) plus fruquintinib compared with doublet chemotherapy (FOLFOX or FOLFIRI) plus bevacizumab in second line setting for a metastatic colorectal cancer: ULYSSE- FFCD2406 - PRODIGE115 (trials in progress)

	Jean Marc Phelip (Saint-Étienne, France)	991eTiP E-poster Session: Colon cancer
Phase II study of fruquintinib plus utidelone in platinum-resistant recurrent ovarian cancer (FRUTD Trial)	Zheng Feng (Shanghai, China)	1283P Poster Session: Gynaecological cancers
Fruquintinib plus eribulin in patients with metastatic HR+, HER2-breast cancer after progression on endocrine therapy plus CDK4/6 inhibitor: Updated results from a phase II study	Yuan Yuan (Nanjing, China)	1896eP E-poster Session: HR+ breast cancer
Fruquintinib plus sintilimab and XELOX as first-line treatment for advanced gastric or gastroesophageal junction adenocarcinoma: A single-arm, open-label, multicenter phase II study	Hua Wang (Nanchang, China)	2980eP E-poster Session: Oesophagogastric cancer

Fruquintinib plus cadonilimab and S-1 in previously treated unresectable locally advanced or metastatic esophageal squamous cell carcinoma: preliminary efficacy and safety results from a phase Ib/II study

	Huiyan Luo (Guangzhou, China)	2981eP E-poster Session: Oesophagogastric cancer
Nanoliposomal irinotecan (nal-IRI) combined with fruquintinib as second-line treatment for advanced gastric cancer: A single-arm, open-label, dose-escalation and expansion phase I/II trial	Jieer Ying/ Qi Xu (Hangzhou, China)	2986eP E-poster Session: Oesophagogastric cancer
FRUQUITAS trial: ENGIC intergroup randomized phase III of trifluridine/tipiracil +/- fruquintinib in pre-treated metastatic gastro-oesophageal adenocarcinoma	David Tougeron (Poitiers, France)	3079eTiP E-poster Session: Oesophagogastric cancer

CHOICE III: short-course preoperative radiotherapy followed by fruquintinib plus anti–PD-1 antibody (serplulimab) for neoadjuvant treatment of pMMR/MSS mid-to-low locally advanced rectal cancer: A single-arm, single-center, prospective phase II study

	Wei Zhang (Shanghai, China)	3582eTiP E-poster Session: Rectal and anal cancer
First-line fruquintinib plus serplulimab for metastatic non-clear cell renal cell carcinoma: Updated results from the phase II FRONTIER study	Jiwei Huang (Shanghai, China)	3614P Poster Session: Renal cancer

Abstract title	Presenter / Lead author	Presentation details
Latest efficacy and safety analysis of surufatinib combined with EP regimen and serplulimab as first-line treatment for extrapulmonary neuroendocrine carcinoma	Tao Zhang/ Zhenyu Lin (Wuhan, China)	2394RO Rapid Oral Session: NETs and endocrine tumours Pamplona Auditorium - Hall 5 Friday, October 23, 2026 16:15 - 17:45 CEST
Surufatinib combined with toripalimab and nab-paclitaxel/ gemcitabine chemotherapy as first-line treatment for advanced pancreatobiliary-type ampullary carcinoma: A prospective phase II Clinical Trial	Juan Du (Nanjing, China)	507eP E-poster Session: Biliary tract cancer, incl. cholangiocarcinoma
Efficacy and safety of surufatinib in combination with CAPTEM in advanced G2/G3 Neuroendocrine Tumors: Results from a single-arm, phase II Trial	Wei Wang (Guangzhou, China)	2403P Poster Session: Neuroendocrine tumours
Surufatinib plus S-1/temozolomide as first-line therapy in MGMT-low advanced pancreatic neuroendocrine tumours (SUSTEM-p): An open-label, single-centre phase Ib/II trial	Yihebali Chi (Beijing, China)	2411P Poster Session: Neuroendocrine tumours
Updated results of a prospective, open-label study of surufatinib plus CAPTEM as conversion therapy for unresectable pancreatic neuroendocrine tumors	Ziyao Wang (Chengdu, China)	2412P Poster Session: Neuroendocrine tumours
Matching-adjusted indirect comparison of surufatinib versus high-dose OCT-LAR in patients with advanced GEP-NETs who progressed on prior SSA Therapy	Jianming Xu (Beijing, China)	2415P Poster Session: Neuroendocrine tumours
Surufatinib combined with octreotide LAR for the treatment of G1/G2 GEP-NETs: A single-arm, prospective, open-label phase II study	Xiaofeng Sun (Nanjing, China)	2439eP E-poster Session: Neuroendocrine tumours

Six weeks of induction gemcitabine plus nab paclitaxel (AG) followed by sequential surufatinib plus AG or AG alone as first line therapy for locally advanced or metastatic pancreatic ductal adenocarcinoma (mPDAC): A single center, two cohort, phase II study

	Jin Xu/ Jialin Li (Shanghai, China)	3168P Poster Session: Pancreatic cancer
A phase Ib/II study of radiotherapy combined with surufatinib and sintilimab for localized high-risk limb and trunk soft tissue sarcomas: A prospective single-center trial	Yan Wang (Shanghai, China)	3739P Poster Session: Sarcoma
Surufatinib plus serplulimab, etoposide, and carboplatin as first-line treatment for extensive-stage small cell lung cancer (ES-SCLC): Updated results from a single-arm, phase Ia/Ib trial	Haipeng Xu/ Longfeng Zhang (Fuzhou, China)	3831P Poster Session: Small cell lung cancer

About Fruquintinib

Fruquintinib is a selective oral inhibitor of all three vascular endothelial growth factor receptors (“VEGFR”) -1, -2 and -3. Fruquintinib is co-developed and co-commercialized in China by HUTCHMED and Eli Lilly and Company under the brand name ELUNATE®. Takeda holds the exclusive worldwide license to further develop, commercialize, and manufacture fruquintinib outside mainland China, Hong Kong and Macau, marketing it under the brand name FRUZAQLA®.

About Savolitinib

Savolitinib is an oral, potent and highly selective MET tyrosine kinase inhibitor that has demonstrated clinical activity in advanced solid tumors. It blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations), gene amplification or protein overexpression. Savolitinib is being jointly developed by AstraZeneca and HUTCHMED, and commercialized by AstraZeneca under the brand name ORPATHYS®.

About Surufatinib

Surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFRs and fibroblast growth factor receptor (FGFR), which both inhibit angiogenesis, and colony stimulating factor-1 receptor (CSF-1R), which regulates tumor-associated macrophages, promoting the body’s immune response against tumor cells. Surufatinib is marketed in China by HUTCHMED under the brand name SULANDA®. HUTCHMED currently retains all rights to surufatinib worldwide.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first four medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including but not limited to its expectations regarding the therapeutic potential of fruquintinib, surufatinib and savolitinib, the further clinical development for fruquintinib, surufatinib and savolitinib, its expectations as to whether any studies on fruquintinib, surufatinib and savolitinib would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of fruquintinib, surufatinib and savolitinib, including as combination therapies, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential markets of fruquintinib, surufatinib and savolitinib for a targeted indication, and the sufficiency of funding. In addition, as certain studies rely on the use of other drug products such as sintilimab and toripalimab as combination therapeutics, such risks and uncertainties include assumptions regarding their safety, efficacy, supply and continued regulatory approval. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

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Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

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